UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Superior Group of Companies, Inc.

(Exact name of registrant as specified in its charter)

Florida	001-05869	11-1385670
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

10055 Seminole Blvd., Seminole, Florida	33772
(Address of principal executive offices)	(Zip Code)

Andrew D. Demott, Jr. – (727) 397-9611
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Superior Group of Companies, Inc. (the “Company”) has received responses from suppliers whose products sold to the Company might contain conflict minerals. The responding suppliers report that the conflict minerals, if any, contained in products sold to the Company have not originated in the Democratic Republic of the Congo or an adjoining country, and, generally, are not necessary to the functionality or production of the products or come from recycled or scrap sources. The Company also has been informed by its suppliers that for a significant portion of its products, there is no indication that the products intentionally include conflict minerals.

To make this determination, in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”), the Company conducted a good faith reasonable country of origin inquiry (RCOI). The Company, in part, conducted a supply-chain survey of certain of its direct suppliers of materials that might contain conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template and related inquiries. Additionally, the Company, which is not the manufacturer of the relevant products, is several steps removed from the mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 for definitions of the terms used in this specialized disclosure report, unless otherwise defined herein.

A copy of this specialized disclosure report, including Superior Group of Companies, Inc.’s Conflict Minerals Disclosure, is publicly available at https://superiorgroupofcompanies.com.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR GROUP OF COMPANIES, INC.

Date: May 31, 2018	By:	/s/ Andrew D. Demott, Jr. Andrew D. Demott, Jr. Chief Operating Officer, Chief Financial Officer and Treasurer